UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

TURKCELL ILETISIM HIZMETLERI A.S.
(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share
(Title of Class of Securities)

900111204
(CUSIP Number)

Jonathan Muir Letterone Investment Holdings S.A. 1-3 Boulevard de la Foire L-1528 Luxembourg
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2015
(Date of Event which Requires Filing of this Statement)

With a copy to:

Pranav Trivedi
Lorenzo Corte
 Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS
United Kingdom

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Alfa Telecom Turkey Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

1,122,000,000.238
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,122,000,000.238
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

51% of ordinary shares*
14.	Type of Reporting Person

HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2014, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2015.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

ATTL Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

1,122,000,000.238
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,122,000,000.238
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

51% of ordinary shares*
14.	Type of Reporting Person

HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2014, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2015.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

ATTL Holdings S.à r.l.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

1,122,000,000.238
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,122,000,000.238
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

51% of ordinary shares*
14.	Type of Reporting Person

HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2014, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2015.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

ATTL Holdings UK Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

1,122,000,000.238
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,122,000,000.238
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

51% of ordinary shares*
14.	Type of Reporting Person

OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2014, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2015.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Letterone Investment Holdings S.A.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

1,122,000,000.238
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,122,000,000.238
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

51% of ordinary shares*
14.	Type of Reporting Person

OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2014, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2015.

Item 1. Security and Issuer.

This Amendment No. 9 (this “Amendment”) to the Statement on Schedule 13D relates to the ordinary shares, nominal value TRY 1.000 per share (the “Shares”) of Turkcell Iletisim Hizmetleri A.S. (“Turkcell”).  The initial statement (the “Statement”) on Schedule 13D, previously filed jointly by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”), Alfa Finance Holdings S.A. (“Alfa Finance”), CTF Holdings Limited (“CTF”), and Crown Finance Foundation (“Crown”) on December 5, 2005, as amended, is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.  The address of the principal executive office of Turkcell is Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi, Istanbul, Turkey.

Item 2. Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Alfa Telecom Turkey;

(ii)	ATTL Limited (“ATTL Limited”);

(iii)	ATTL Holdings, a société à responsabilité limitée (“ATTL Holdings”);

(iv)	ATTL Holdings UK Limited (“ATTL UK”); and

(v)	Letterone Investment Holdings S.A. (“LIHS”).

The Reporting Persons

Alfa Telecom Turkey is a British Virgin Islands company, with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company. Alfa Telecom Turkey is the holder of 49% of the total outstanding shares in Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”), a British Virgin Islands Company, which in turn is the holder of 52.91% of the total outstanding shares in Turkcell Holding A.S. (“Turkcell Holding”), a Turkish company, and, as a result of which, and as a result of the terms of the Shareholders Agreement (as defined, and as further described, in the Statement), Alfa Telecom Turkey may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Alfa Telecom Turkey is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL Limited is a Gibraltar company, with its principal address at 28 Irish Town, Gibraltar. The principal business of ATTL Limited is to function as a holding company. ATTL Limited is the sole shareholder of Alfa Telecom Turkey and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of ATTL Limited and persons controlling ATTL Limited is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528 Luxembourg. The principal business of ATTL Holdings is to function as a holding company. ATTL Holdings  is the sole shareholder of ATTL Limited and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of ATTL Holdings and persons controlling ATTL Holdings  is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL UK is a Jersey company, with its principal address at 22 Grenville Street, St. Helier, Jersey, JE4 8PX. The principal business of ATTL UK is to function as a holding company. ATTL UK is the sole shareholder of ATTL Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of ATTL UK and persons controlling ATTL UK is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company. LIHS is the sole shareholder of ATTL UK and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of LIHS and persons controlling LIHS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No external funds were used in the internal reorganization described in Item 4.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to delete the following paragraphs in their entirety:
(i)       a paragraph describing the internal reorganization, as a result of which, ATTL UK became the sole shareholder of ATTL Holdings; and
(ii)      the four paragraphs describing the service of the Deadlock Option Notice by Alfa Telecom Turkey on Cukurova Finance International and the execution by Alfa Telecom Turkey of three deeds of conditional transfer separately with each of three Dutch foundations – Strategic Technology Stichting, Telecom and Technology Stichting and Operational Technology Stichting.

Item 4 of the Schedule 13D is hereby further amended to add the following at the end thereof:

On November 11, 2015 Letterone Holdings S.A. (“Letterone”) and its affiliates engaged in an internal reorganization, as a result of which all of the shares in LIHS owned by Letterone (which constituted a controlling interest in ATTL UK and the indirect ownership of the Shares beneficially owned by Alfa Telecom Turkey) were transferred to six separate entities.

Subject to various factors (including, without limitation, Turkcell's business and prospects, the performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic and industry conditions, future developments at Turkcell and applicable law), the Reporting Persons may acquire or dispose of securities of Turkcell. Any purchases or dispositions of securities in Turkcell may be in the open market or privately-negotiated transactions or otherwise. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in Turkcell; there can be no assurance that the Reporting Persons will acquire or dispose of securities of Turkcell. In order to maximize the value of their investment in Turkcell, the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving Turkcell or its subsidiaries or affiliates.

Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(b) of the Schedule 13D is hereby amended to read in its entirety as follows:

(b) Cukurova Telecom Holdings may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Cukurova Telecom Holdings’ 52.91% interest in Turkcell Holding. Further, Alfa Telecom Turkey may be deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding. Alfa Telecom Turkey shares such power to vote or direct the vote, and to dispose of or direct the disposition of, the Shares held for the account of Turkcell Holding with Cukurova Finance International by virtue of Alfa Telecom Turkey’s and Cukurova Finance International’s joint ownership of Cukurova Telecom Holdings (in which Alfa Telecom Turkey holds a 49% ownership interest and Cukurova Finance International holds the remaining 51% interest) and the provisions of the Shareholders Agreement.

Each of ATTL Limited, ATTL Holdings, ATTL UK and LIHS may be deemed to have sole power to direct the voting and disposition of  the 1,122,000,000.238 Shares held by Turkcell Holding by virtue of their direct and indirect ownership of Alfa Telecom Turkey.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: November 11, 2015	ALFA TELECOM TURKEY LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: November 11, 2015	ATTL LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: November 11, 2015	ATTL HOLDINGS, A SOCIÉTÉ À RESPONSABILITÉ LIMITÉE

	By:	/s/ Vitalij Farafonov
	Name:	Vitalij Farafonov
	Title:	Manager

Date: November 11, 2015	ATTL HOLDINGS UK LIMITED

	By:	/s/ Hugo Canwell
	Name:	Hugo Canwell
	Title:	Director

Date: November 11, 2015	LETTERONE INVESTMENT HOLDINGS S.A.

	By:	/s/ David Gould
	Name:	David Gould
	Title:	Class I Director

ANNEX A

Alfa Telecom Turkey Limited

Alfa Telecom Turkey is a British Virgin Islands company, with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company.

During the past five years, Alfa Telecom Turkey has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Alfa Telecom Turkey future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Alfa Telecom Turkey and their respective positions and business addresses are identified below:

Name and Present Position with Alfa Telecom Turkey	Citizenship	Principal Occupation / Business Address(es)
Franz Wolf Director	Germany
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar.

Director, Altimo Coöperatief U.A., holding company, Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands.

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director, LTS Holdings Limited, 28 Irish Town, Gibraltar.

Director, Letterone Overseas Investments Limited, 28 Irish Town, Gibraltar.

Director, ATTL Limited, 28 Irish Town, Gibraltar.

Director, LIHS Corporate Advisor Limited, 28 Irish Town, Gibraltar.

Director, Letterone Finance (Gibraltar) Limited, 28 Irish Town, Gibraltar.

Director, PPE Holdings (Gibraltar) Limited, 28 Irish Town, Gibraltar.

Maxime Nino Director	Belgium
Legal Manager, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of Alfa Telecom Turkey's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Limited

ATTL Limited is a Gibraltar company, with its principal address at 28 Irish Town, Gibraltar. The principal business of ATTL Limited is to function as a holding company.

During the past five years, ATTL Limited has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL Limited from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL Limited and their respective positions and business addresses are identified below:

Name and Present Position with ATTL Limited	Citizenship	Principal Occupation / Business Address(es)
Edmund Packard Director	UK
Director, LTS Holdings Limited, 28 Irish Town, Gibraltar.

Director, Letterone Overseas Investments Limited, 28 Irish Town, Gibraltar.

Director, LIHS Corporate Advisor Limited, 28 Irish Town, Gibraltar.

Director, Letterone Finance (Gibraltar) Limited, 28 Irish Town, Gibraltar.

Director, PPE Holdings (Gibraltar) Limited, 28 Irish Town, Gibraltar.

Director, Letterone Corporate Advisor Limited, 28 Irish Town, Gibraltar.

Franz Wolf Director	Germany
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar.

Director, Altimo Coöperatief U.A., holding company, Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands.

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director, LTS Holdings Limited, 28 Irish Town, Gibraltar.

Director, Letterone Overseas Investments Limited, 28 Irish Town, Gibraltar.

Name and Present Position with ATTL Limited	Citizenship	Principal Occupation / Business Address(es)

Director, Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director, LIHS Corporate Advisor Limited, 28 Irish Town, Gibraltar.

Director, Letterone Finance (Gibraltar) Limited, 28 Irish Town, Gibraltar.

Director, PPE Holdings (Gibraltar) Limited, 28 Irish Town, Gibraltar.

To the best of ATTL Limited's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Holdings, a société à responsabilité limitée

ATTL Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528 Luxembourg. The principal business of ATTL Holdings is to function as a holding company.

During the past five years, ATTL Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL Holdings from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL Holdings and their respective positions and business addresses are identified below:

Name and Present Position with ATTL Holdings	Citizenship	Principal Occupation / Business Address(es)
Vitalij Farafonov Manager	UK
Deputy CFO, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Jonathan Muir Manager	UK
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

CEO, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with ATTL Holdings	Citizenship	Principal Occupation / Business Address(es)
Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of ATTL Holdings's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Holdings UK Limited

ATTL UK is a Jersey company, with its principal address at 22 Grenville Street, St. Helier, Jersey, JE4 8PX. The principal business of ATTL UK is to function as a holding company.

During the past five years, ATTL UK has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL UK future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL UK and their respective positions and business addresses are identified below:

Name and Present Position with ATTL UK	Citizenship	Principal Occupation / Business Address(es)
Hugo Canwell Director	UK	Chief Legal Officer, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Simon Roache Director	UK
Director and Compliance Manager, LTS Advisory Limited, Devonshire House, One Mayfair Place, London, W1J 8AJ, United Kingdom.

Director, Letterone Technology Limited, 6 Chesterfield Gardens, London, W1J 5BQ, United Kingdom.

Director, L1 Energy Limited, Devonshire House, One Mayfair Place, London, W1J 8AJ, United Kingdom.

Member of the Board of Directors and Managing Director of the London Branch, Alfa Capital Holdings (Cyprus) Limited, Elenion Building 2nd Floor, 5 Themistocles Dervis Street, CY-1066 Nicosia, Cyprus.

To the best of ATTL UK's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Investment Holdings S.A.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company.

During the past five years, LIHS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LIHS future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LIHS and their respective positions and business addresses are identified below:

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Mikhail Fridman Director	Israel, Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Supervisory Board of VimpelCom Ltd., mobile telecommunications company, Claude Debussylaan 88, 1082 MD, Amsterdam,
The Netherlands.

Supervisory Board Member, X5 Retail Group N.V., retail holding company, Prins Bernhardplein 200 1097 JB Amsterdam, The Netherlands.

German Khan Director	Israel, Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Alexey Kuzmichev Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Petr Aven Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors, Alfa Bank (Russia),  27 Kalanchevskaya Street, Moscow 107078
Russian Federation.

Chairman of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Chairman of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Andrei Kosogov Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors, Alfa Bank (Russia),  27 Kalanchevskaya Street, Moscow 107078
Russian Federation.

Member of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Jonathan Muir Class I Director	UK
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

CEO, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager, ATTL Holdings, a société à responsabilité limitée, 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director, Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager, LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Pavel Nazariyan Class I Director	Cyprus, Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director, Alfa Finance Holdings S.A., Trident Chambers, P.O. Box 146, Road Town, Tortola.

Director, Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Member of the Supervisory Board of Alfa Bank (Belarus), 43, Surganova St., Minsk, Belarus, 220013.

Chairman of the Board of Directors of Alfa Capital Holdings (Cyprus) Limited, Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus.

Manager, LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Alfa Finance Holdings S.A. and ABH Holdings S.A.

Lord Davies of Abersoch Class I Director	UK
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman, Corsair Capital LLP (and investee companies), 25 St James’s Street, London, SW1A 1HA, UK.

Senior Independent Director, Diageo Plc., Lakeside Drive, Park Royal, London, NW10 7HQ, UK.

Non-executive Chairman, Chime Communications Plc., Southside, 6th Floor, 105 Victoria Street, London, SW1E 6QT, UK.

Chairman, Jack Wills Ltd., 95 Victoria Road, London, NW10 6DJ, UK.

David Gould Class I Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Director, Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg. Manager, LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

To the best of LIHS's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.